UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2008 Up 3.1% Year over Year

Mexico City, December 4, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2008 increased by 3.1% when compared to November 2007.

All figures in this announcement reflect comparisons between November 1 through November 30, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2007	November 2008	% Change
Cancún	259,902	236,942	(8.8)
Cozumel	6,152	4,520	(26.5)
Huatulco	22,734	23,530	3.5
Mérida	121,088	92,272	(23.8)
Minatitlán	17,267	12,675	(26.6)
Oaxaca	44,853	51,540	14.9
Tapachula	16,008	19,444	21.5
Veracruz	82,218	74,853	(9.0)
Villahermosa	60,335	71,263	18.1
Total Domestic	630,557	587,039	(6.9)

International
Airport	November 2007	November 2008	% Change
Cancún	600,658	686,213	14.2
Cozumel	21,277	22,179	4.2
Huatulco	4,492	3,191	(29.0)
Mérida	10,084	7,695	(23.7)
Minatitlán	368	336	(8.7)
Oaxaca	4,236	4,032	(4.8)
Tapachula	283	411	45.2
Veracruz	5,809	4,817	(17.1)
Villahermosa	2,480	3,636	46.6
Total International	649,687	732,510	12.7

Total
Airport	November 2007	November 2008	% Change
Cancún	860,560	923,155	7.3
Cozumel	27,429	26,699	(2.7)
Huatulco	27,226	26,721	(1.9)
Mérida	131,172	99,967	(23.8)
Minatitlán	17,635	13,011	(26.2)
Oaxaca	49,089	55,572	13.2
Tapachula	16,291	19,855	21.9
Veracruz	88,027	79,670	(9.5)
Villahermosa	62,815	74,899	19.2
ASUR Total	1,280,244	1,319,549	3.1

Passenger traffic at the Villahermosa airport for the first two weeks of November 2007 was negatively impacted by flooding in the city of Villahermosa.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: December 4, 2008